Exhibit 99.1

Dominion Diamond Corporation reports Diavik and Ekati Diamond Mine Second Quarter Production

TORONTO, July 16, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") reports Diavik and Ekati Diamond Mine second calendar quarter production results:

Diavik Diamond Mine

During the second calendar quarter of 2013, the Diavik Diamond Mine produced 1.6 million carats from 0.5 million tonnes of ore processed, as compared to 1.8 million carats from 0.5 million tonnes of ore processed in the comparable quarter of the prior year.

For the first half of the calendar year 2013, the Diavik Diamond Mine produced 3.5 million carats from 1.0 million tonnes of ore processed compared to production of 3.4 million carats from 1.1 million tonnes of ore processed in the comparable period of the prior year. The 3% increase in carats recovered in the current year was primarily due to an increase in grade in each of the kimberlite pipes. The average grade of ore processed including reprocessed plant rejects ("RPR") was 3.41 carats/tonne compared with 3.18 carats/tonne in the comparable period of the prior year.

Diavik diamond Mine Production 40% basis

For the three months ended June 30, 2013				For the three months ended June 30, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	61	229	3.79	13	54	4.28
A-154 North	69	130	1.89	28	58	2.04
A-418	80	232	2.89	174	604	3.47
RPR	1	33	-	-	-	-
Total	211	624	2.82(a)	215	716	3.33(a)

(a) Grade has been adjusted to exclude RPR

For the six months ended June 30, 2013				For the six months ended June 30, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	120	524	4.36	28	104	3.70
A-154 North	138	296	2.15	69	128	1.85
A-418	151	506	3.35	329	1,095	3.33
RPR	3	76	-	1	32	-
Total	412	1,402	3.24(a)	427	1,359	3.12(a)

(a) Grade has been adjusted to exclude RPR

An updated mine plan and budget for calendar 2013 has been approved by Rio Tinto plc ("Rio Tinto") and the Company. The updated plan for calendar 2013, which originally included Diavik Diamond Mine production of approximately 6 million carats, currently foresees production of approximately 7.3 million carats from the mining of approximately 1.8 million tonnes of ore and the processing of approximately 2.2 million tonnes of material from both mining and stockpiles. The approximately 22% increase in carats in expected production for calendar 2013, as compared to the original plan, relates to both the processing of more stockpiled ore and an increase in underground mining velocity during the calendar year.  Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.6 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.4 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production.

Ekati Diamond Mine

During the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to June 30, 2013, the Ekati Diamond Mine produced 0.4 million carats from 1.0 million tonnes of ore processed. The average grade of ore processed was 0.41 carats/tonne.

Ekati diamond Mine Production 80% Basis

For the period from April 10, 2013 (date of acquisition) to June 30, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Koala Phase 5	50	19	0.38
Koala Phase 6	26	34	1.30
Koala North	75	59	0.78
Fox	613	199	0.33
Total	764	311	0.41

The mine plan and budget for the Ekati Diamond Mine foresees production (on a 100% basis) for the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to the calendar 2013 year-end of approximately 1.0 million carats from the mining of approximately 3.5 million tonnes from mineral reserve, and the processing of approximately 3.9 million tonnes, with the additional material being made up of diamond bearing kimberlite from a satellite body in the Misery open pit that is excavated as part of the waste stripping as the pit profile is advanced.

Pricing

Based on the Company's sales during the first quarter and the current diamond recovery profile of the Diavik and Ekati processing plants, the Company has modeled the approximate rough diamond price per carat for each of the ore types as follows:

Diavik Ore Type	June 2013 Average Price per Carat (in US dollars)	Ekati Ore Type	June 2013 Average Price per Carat (in US dollars)
A-154 South	$140	Koala Phase 5	$360
A-154 North	$180	Koala Phase 6	$415
A-418	$100	Koala North	$435
RPR	$50	Fox	$315

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about mining activities and estimated production from the Company's mining properties, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at each of the Diavik and Ekati Diamond Mines, mining methods, currency exchange rates, operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with the location of and harsh climate at the Diavik and Ekati Diamond Mine sites, fluctuations in diamond prices and changes in US and world economic conditions, risks relating to the price of fuel and the availability and cost of labour for the Diavik and Ekati Diamond Mines, the risk of fluctuations in the Canadian/US dollar exchange rate, as well as risks associated with regulatory requirements. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 16-JUL-13